Papp Investment Trust

February 17, 2010
FILED VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Papp Investment Trust (the “Trust”)
                      File Nos. 811-22359 and 333-163423

Ladies and Gentlemen:

We are electronically filing via EDGAR the Trust's responses to comments provided on the Trust's registration statement on Form N-1A (the “Registration Statement”) for one series, the Papp Small & Mid-Cap Growth Fund (the “Fund”), by letter dated February 1, 2010 from Mr. H.R. Hallock, Jr. of the staff of the Securities and Exchange Commission (the “Commission”).  The Trust intends to file Pre-Effective Amendment No. 1 to the Registration Statement reflecting the changes described in this letter upon the resolution of these comments with the Commission staff.  The following are the comments provided and the Trust’s response to each:

Prospectus

Front Cover

1.  Please separately provide a copy of the cover page of the summary prospectus.

RESPONSE:  The Fund does not currently intend to use a summary prospectus; as a result, there is no cover page of the summary prospectus to provide.

Fees and Expenses

2.  Please change the caption of the last line of the fee table to state as follows:  “Total Annual Fund Operating Expenses After Fee Reductions and Expense Reimbursements.”  See Item 3, Instr. 3(e) of Form N-1A.

RESPONSE: The caption has been changed as requested.

3.  The information disclosed by footnotes 1 and 4 of the fee table is not required or permitted by Item 3 to Form N-1A and should be deleted.  See General Instruction C.3.(b).

RESPONSE:  Footnotes 1 and 4 of the fee table have been deleted.

4.  Please delete footnote 2 to the fee table unless the Board will not authorize any payment of 12b-1 fees for at least one year.

RESPONSE:  Footnote 2 to the fee table has been revised to indicate that the Board will not authorize any payment of 12b-1 fees for at least one year, until March 1, 2011.

5.  Please delete the final sentence of footnote 5. See General Instruction C.3.(b).

RESPONSE:  The sentence has been deleted.

6.  Please provide a more detailed description of the investments, in response to Items 4 and 9 of Form N-1A, that the Fund expects to make in other investment companies and pooled investment vehicles referenced in footnote 4 to the fee table.  See also comments 14, 22 and 23 below with respect to such investments.

RESPONSE:  Investing in other investment companies and pooled investment vehicles is not a principal investment strategy of the Fund.  The Fund’s anticipated investment in other investment companies and pooled investment vehicles and the risks related thereto are disclosed on page 6 of the Prospectus.  The title of this section has been changed to “Additional Information About the Investment Objective, Non-Principal Investment Strategies and Related Risks of the Fund” to make clear that the strategies disclosed are not principal investment strategies of the Fund.  The disclosure in this section regarding the duplication of expenses that occurs as a result of investing in ETFs has been revised to reflect that such duplication of expenses also applies to investments in other investment companies.

7.  Please delete the words “that all dividends and distributions are reinvested” from the third sentence in the narrative introduction to the example.

RESPONSE:  The phrase has been deleted.

8.  Please delete the last sentence in the paragraph that discusses portfolio turnover.

RESPONSE:  The sentence has been deleted.

Principal Investment Strategies

9.  The term “common stocks” includes shares of ETFs that invest in small and mid-cap companies.  Please include a brief statement in this section of the prospectus, and more detailed information subsequently, to make clear whether the market price or NAV of an ETF’s shares or, alternatively, the market capitalization of the ETF’s portfolio securities will be used to determine whether such ETF would fit within the Fund’s definition of small and mid-cap companies as those whose market capitalizations do not exceed the market capitalization of the largest company in the Russell Midcap Growth Index.

RESPONSE:  The Fund intends that, under normal circumstances, it will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in common stocks of small capitalization and mid-capitalization companies, not including any investments it may have ETFs.  Investing in ETFs is not a principal strategy of the Fund; consequently, the following sentence has been deleted from this section: “For purposes of this requirement, “common stocks” include shares of exchange-traded funds that invest primarily in common stocks of small-cap and mid-cap companies.”

10.  Please specify the market capitalization of the largest company in the Russell Midcap Growth Index as of an appropriate date(s) or period of time.

RESPONSE:  The disclosure has been revised to indicate that the market capitalization of the largest company included in the Russell Midcap Growth Index was $15.5 billion as of December 31, 2009.

Principal Risks

11.  Please disclose the risks of ETF investments, including the duplication of fees and expenses involved.

RESPONSE:  As noted in response to comment 9 above, investing in ETFs is not a principal strategy of the Fund; therefore, the risks of ETF investments are disclosed in the section “Additional Information About the Investment Objective, Non-Principal Investment Strategies and Related Risks of the Fund”.

Portfolio Managers

12.  Please delete the words “since 1978” and “since 1981,” which pertain to the portfolio managers’ respective length of service with the Adviser, not the Fund.  See Item 5(b).

RESPONSE:  The words have been deleted.

Purchase and Sale of Fund Shares

13.  Please delete the second sentence of the section titled “Minimum Initial Investment.”  Please also delete the second and fourth sentences of the section titled “General Information.”  See General Instruction C.3.(b).

RESPONSE:  The sentences have been deleted.

Additional Information About the Investment Objective, Strategies and Related Risks of the Fund

14.  Please revise the sections titled “Foreign Securities” and “Exchange Traded Funds” in this part of the prospectus to make expressly clear that, as a principal strategy for achieving its investment objective, the Fund expects to invest or will invest in foreign securities or

ETFs.  See Item 9(b) of Form N-1A and related Instructions.  Please also disclose the extent to which the Fund expects to invest in foreign securities and in ETFs.  Conforming changes should be made in the sections entitled “Principal Investment Strategies” and “Principal Risks,” at pages 3-4, and elsewhere, as appropriate.

If the Fund does not expect to invest either in foreign securities or ETFs as a principal strategy, please revise the disclosure in this part of the prospectus accordingly.

RESPONSE:  The Fund does not expect to invest either in foreign securities or ETFs as a principal strategy.  As discussed in response to comment 6, the title of this section has been changed to “Additional Information About the Investment Objective, Non-Principal Investment Strategies and Related Risks of the Fund” to make clear that the strategies disclosed are not principal investment strategies of the Fund.

Prior Performance of the Adviser

15.  Please cite the authority on which the Fund is relying to include information in the prospectus about the Adviser’s prior performance as sub-adviser of the Pioneer Small and Mid Cap Growth Fund and as adviser of the Predecessor Fund.  Please also briefly discuss the applicability of such authority to the facts and circumstances here.

RESPONSE:  The Fund is relying on a no-action letter provided to Bramwell Growth Fund (pub. avail. August 7, 1996).  Like Bramwell Growth Fund, the Fund is including in its prospectus performance information relating to another open-end investment company (in this case two such investment companies) for which the Fund’s portfolio managers previously served as portfolio managers.  Like the facts and circumstances applicable to the Bramwell Growth Fund letter, the investment objectives, polices and strategies of the Pioneer Small and Mid Cap Growth Fund and the Predecessor Fund (the “Prior Funds”) were substantially similar to those of the Fund, and the Fund’s portfolio managers, L. Roy Papp and Rosellen C. Papp (the “Portfolio Managers”), were primarily responsible for the day-to-day management of the Prior Funds.  In addition the facts and circumstances here meet the two conditions upon which the Commission expressly conditioned its no-action assurances, that (1) during the Portfolio Managers’ tenure no other person played as significant part in achieving the Prior Funds’ performance, and (2) the performance information is not presented in a misleading manner and does not impede understanding of required prospectus information.

16.  The prospectus indicates, at page 7, that the prior performance information of the Adviser reflects an adjustment to the performance of the Predecessor Fund prior to its acquisition by the Pioneer Small and Mid Cap Growth Fund on February 20, 2004, which had the effect of reducing the previously reported performance of the Predecessor Fund.  Please separately provide more details of the performance adjustment, including the calculations used to determine the amounts involved.  Please also indicate whether or not disclosure of the Predecessor Fund’s prior performance was included in the prospectus for Class A shares of the Pioneer Small and Mid Cap Growth Fund and, if so, please note whether that information was on an adjusted or unadjusted basis.

RESPONSE:  The Class A shares of the Pioneer Small and Mid Cap Growth Fund were subject to a 0.25% Rule 12b-1 fee and a maximum 5.75% front-end sales charge; the Predecessor Fund was not subject to either.  Upon the reorganization of the Predecessor Fund into the Pioneer Small and Mid Cap Growth Fund (the “Reorganization”), the Predecessor Fund’s performance was restated as if the Pioneer Small and Mid Cap Growth Fund’s 0.25% Rule 12b-1 fee and 5.75% front-end sales charge had been in effect during the life of the Predecessor Fund.  The performance of Class A shares of the Pioneer Small and Mid Cap Growth Fund disclosed in its prospectus included the net asset value performance of the Predecessor Fund on an adjusted basis.  The Predecessor Fund was the accounting survivor of the Reorganization and the prior performance of the Predecessor Fund therefore became the historical performance of the Pioneer Small and Mid Cap Growth Fund.  The disclosure on page 7 of the Fund’s prospectus as been revised accordingly to reflect that the prior performance of the Predecessor Fund was adjusted for this front-end sales charge in addition to the 12b-1 fee.

17.  The prospectus states, at page 7, that the Pioneer Small and Mid Cap Growth Fund ceased doing business on September 18, 2009.  Please separately provide a brief description of the circumstances surrounding the Pioneer Small and Mid Cap Growth Fund’s cessation of business, including any notice to shareholders, distribution of its assets, or other material effect on the interests of shareholders.  Further in this regard, please also confirm that the Pioneer Small and Mid Cap Growth Fund was a multi-class fund and briefly describe the effect on Class A in relation to other shares classes when the Pioneer Small and Mid Cap Growth Fund ceased to do business.

RESPONSE:  On September 10, 2009, beneficial owners of Pioneer Small and Mid Cap Growth Fund approved a proposed Agreement and Plan of Reorganization (the “Plan”).  The Plan provided for a tax-free reorganization, accomplished on September 18, 2009, by exchanging the assets and stated liabilities of Pioneer Small and Mid Cap Growth Fund for  shares of Pioneer Oak Ridge Small Cap Growth Fund.  The Pioneer Small and Mid Cap Growth Fund offered Class A, Class B and Class C shares and shareholders of Pioneer Small and Mid Cap Growth Fund received Class A, Class B and Class C shares, respectively, of Pioneer Oak Ridge Small Cap Growth Fund in the reorganization.  No sales load, contingent deferred sales charge, commission, redemption fee or other transactional fee was charged to any shareholder as a result of the reorganization.

18.  Please delete the parenthetical NAV after the reference to Class A shares in the return table.

RESPONSE:  The parenthetical has been deleted.

19.  Footnote 3 of the return table states that the maximum 5.75% initial sales charge is not reflected in the performance information shown for Class A shares.  Please explain the basis for the decision.

RESPONSE:  Since the Fund does not impose an initial sales charge, the performance of the Class A shares of the Pioneer Small and Mid Cap Growth Fund is shown without the impact of the 5.75% initial sales charge in order to provide an apples-to-apples comparison.

20.  As a final related matter, please advise us whether there is any arrangement or understanding involving the acquisition of shares of the Fund by current or former shareholders of the Pioneer Small and Mid Cap Growth Fund.

RESPONSE:  There is no arrangement or understanding involving the acquisition of shares of the Fund with any person, including current or former shareholders of the Pioneer Small and Mid Cap Growth Fund; however, it is possible that former investors in the Pioneer Small and Mid Cap Growth Fund may invest in the Fund on their own volition either directly or through the discretionary actions of their investment advisers.

Purchases in Kind

21.  Please provide a separate discussion to more fully explain and justify the Fund’s somewhat unusual practice whereby the Adviser may accept securities, instead of cash, as payment for the purchase of Fund shares.  If the Fund expects to actively or substantially engage in these transactions, please disclose that information in this section of the prospectus.

RESPONSE:  The Fund does not expect to actively or substantially engage in purchase-in-kind transactions.  However, the Adviser believes that certain separate account holders whose assets are invested in a manner that is substantially similar to that envisioned by the Fund may wish to invest in the Fund.  In those cases, the Fund wishes to maintain the flexibility to engage in purchases in kind, which is a practice that is specifically envisioned by Section 22(g) of the Investment Company Act of 1940 (the “Company Act”).  None of the purchases in-kind will be accepted from affiliated persons of the Fund, or promoters, or the principal underwriter, or affiliated persons of those persons, and as a result, the program does not implicate Section 17(a)(1) of the Company Act.

SAI

Exchange Traded Funds and Other Similar Instruments

22.  Please briefly describe what is meant by “other similar instruments” in which the Fund may invest.

RESPONSE:  The following description of these instruments appears in the second paragraph of this section of the SAI: “Instruments the Fund may purchase that are similar to ETFs represent beneficial ownership interests in specific “baskets” of stocks of companies within a particular industry sector or group.  These securities may also be listed on national securities exchanges and purchased and sold in the secondary market, but unlike ETFs, are not registered as investment companies under the 1940 Act.  Such securities may also be exchange traded, but because they are not registered as investment companies, they are not subject to the percentage investment limitations imposed by the 1940 Act.”

23.  Please expand the disclosure under this heading, “Exchange Traded Funds and Other Similar Instruments,” at page 4, to incorporate the information on the next page, under the heading “Limitations on Investing in Other Investment Companies,” regarding the Fund’s investments in other investment companies.

RESPONSE:  The information previously disclosed under the heading “Limitations on Investing in Other Investment Companies” has been incorporated into the disclosure on page 4 and the heading of this section has been changed to “Investment Companies, Exchange Traded Funds and Other Similar Instruments.”

Management of the Trust/Investment Adviser

24.  The SAI discloses, at page 11, that L. Roy Papp, Chairman and Trustee of the Trust, is age 82.  Mr. Papp owns a majority interest in the Adviser and serves as the Fund’s portfolio manager together with one other person, Rosellen C. Papp, CFA.  In light of Mr. Papp’s age and controlling influence over the Fund and its investments, please disclose in the prospectus, under the heading “Fund Management,” the potential impact of these factors on the future operations of the Fund.

RESPONSE:  Despite that fact that Mr. Papp owns a majority interest in the Adviser and serves as the Fund’s co-portfolio manager, the Adviser is an established investment adviser with a succession plan.  As a result, we have revised the prospectus disclosure to make clear that the firm has the resources in place to ensure that the operations of the firm and the Fund will continue on uninterrupted in the absence of Mr. Papp.  We believe that this disclosure, coupled with our discussions with you on February 16, 2010, fully address the potential impact of these factors on the future operations of the Fund.

The following disclosure has been added to the prospectus under the heading “Fund Management – Investment Adviser”:

“As of the date of this prospectus, the Adviser employs a staff of 17 associates and is controlled by its 10 partners, including 9 investment professionals. The Adviser and its predecessor firm have been continuously registered with the SEC as an investment adviser since 1978 and, as of December 31, 2009, the Adviser managed approximately $344 million in assets.”

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We acknowledge that:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at 513-587-3418 if you have any questions.

Very truly yours,

/s/ Tina H. Bloom

Tina H. Bloom
Assistant Secretary